Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces Leadership Transitions Effective September 2025

•	Anat Cohen-Dayag, Ph.D., appointed as Executive Chair of the Board of Directors

•	Eran Ophir, Ph.D., appointed as President and Chief Executive Officer and will join the Board of Directors

•	Paul Sekhri to step down as Chair of the Board of Directors

HOLON, ISRAEL, May 13, 2025 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced key leadership transitions to take effect in September 2025 following the Annual General Meeting. Anat Cohen-Dayag, Ph.D., currently President and Chief Executive Officer will assume the newly created role of Executive Chair of the Board of Directors, subject to shareholder approval. Eran Ophir, Ph.D., currently Chief Scientific Officer, has been appointed President and Chief Executive Officer and will join the Board of Directors, subject to shareholder approval. Paul Sekhri will step down as Chair of the Board of Directors.

Dr. Cohen-Dayag has led Compugen as President and CEO since 2010. Under her leadership, the Company transformed into a therapeutic discovery and development company advancing a differentiated immuno-oncology pipeline based on UnigenTM, Compugen’s proprietary AI/ML-driven computational discovery platform. The Company’s clinical-stage assets include the wholly owned COM701 and COM902, and milestone and royalty-bearing rilvegostomig (partnered with AstraZeneca, an Fc-reduced PD-1/TIGIT bispecific, the TIGIT component of which is derived from COM902), and GS-0321 (previously COM503, partnered with Gilead).

In her new role as Executive Chair, Dr. Cohen-Dayag will focus on Compugen’s corporate strategy, strategic collaborations, and be involved in investor relations.

Paul Sekhri, outgoing Chair of the Board, stated, “As I step down as Chair of the Board after 8 years in the position, I do so with full confidence that Compugen is in exceptional hands. The leadership of Anat as Executive Chair and Eran as President and CEO ensures a strong foundation for the Company’s next phase of growth.”

Dr. Cohen-Dayag commented, “I am proud of all we have accomplished: advancing an innovative clinical immunotherapy pipeline, establishing strategic collaborations, and building a robust foundation with a talented management team and a cash runway into 2027. This is the right moment to pass the leadership to Eran, who has been my trusted partner and Compugen’s scientific leader for the past five years. His scientific and strategic contributions, including in our recent partnership with Gilead, have been pivotal. I look forward to continuing our success as I shift to a more strategic role. I would also like to thank Paul for his guidance, expertise and significant contributions throughout his tenure as Chair.”

Dr. Ophir has served in various managerial and executive roles at Compugen for nearly a decade. As Chief Scientific Officer, he has led research and discovery efforts and played a central role in building the Company’s innovative immuno-oncology pipeline and corporate strategy.

Dr. Cohen-Dayag continued, “Compugen’s core strength lies in our ability to discover novel drug targets and advance proprietary novel drug candidates into clinical development, independently or through strategic partnerships. Eran’s scientific expertise, strategic and operational leadership, and deep understanding of our pipeline make him uniquely positioned to lead the Company forward. The Board and I are confident this will be a seamless transition.”

Dr. Ophir, incoming President and CEO said, “I am both excited and honored to accept the responsibility of leading Compugen. I am grateful to the Board for their trust and to Anat who has been, and will continue to be, a valued mentor. I am proud of what we have accomplished, building an innovative clinical pipeline, securing impactful partnerships and working on bringing meaningful benefit to patients. I look forward to continuing to work with Anat and our exceptional team to take Compugen to new levels of innovation and success.”

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery platform (UnigenTM) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. GS-0321 (previously COM503), a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which is in Phase 1 development is licensed to Gilead. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of research programs aiming to address various mechanisms to enhance anti-cancer immunity. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements regarding our expectations regarding the leadership transitions and their results; statements regarding the Company’s Annual General Meeting expected to be held in September 2025; statements regarding advancing a differentiated immuno-oncology pipeline based on UnigenTM; statements regarding the Company’s growth strategy and plans; statements regarding the Company’s innovative clinical immunotherapy pipeline, strategic collaborations and robust foundation; and statements regarding the Company’s cash runway. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Israel; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071